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April 27, 2007

VIA EDGAR

David S. Lyon, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Room 4527, Mail Stop 4561
Station Place 1
101 F Street, N.E.
Washington, DC 20549

Re:	Quaint Oak Bancorp, Inc. Registration Statement on Form SB-2 File No. 333-141474

Dear Mr. Lyon:

        Attached for filing on behalf of Quaint Oak Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form SB-2 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

        The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated April 23, 2007, addressed to Robert T. Strong, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff’s comments from the Comment Letter. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment, two copies of which are being provided supplementally to the Staff.

Management’s Discussion and Analysis of Financial Condition..., page 30

1.	Please review this section with the goal of augmenting the disclosure to include more analysis and management commentary. For example, under “Comparison of Financial Condition at December 31, 2006 and December 31, 2005,” you note the increase in liabilities by $3.6 and that borrowings from the FHLB have decrease by

David S. Lyon
US Securities and Exchange Commission
April 27, 2007

$500,000. We also note that passbook accounts and statement savings accounts have decreased, and that the increase has come from a substantial increase in certificates of deposit. Please discuss if management chose this strategy, and if it did any risks associated with such a strategy and whether or not it causes other effects, such as the change in the average interest rate spread. For another example, we note that the composition of your portfolio has changed, with a decrease in the one to four owner occupies and an increase in commercial real estate. If this was a conscious decision or it is a trend in the market, please discuss noting any change in risk.

Additional disclosure to include more analysis and management commentary has been added beginning on page 35 of the prospectus.

Service Agreements, page 59

2.	Please disclose whether you plan to continue these agreements after the conversion. If you do, please reference these agreements in the Transactions With Related Persons section on page 63.

Disclosure has been added on page 63 of the prospectus to indicate that all of the service agreements with the Trustees, with the exception of the agreement with Mr. Augustine, have been terminated. Additional disclosure regarding the Service Agreement with Mr. Augustine has been added on page 68 of the prospectus.

3.	Please reference the service agreement with Mr. Strong, via Strong Financial Corporation.

A reference regarding the service agreement with Strong Financial Corporation has been added on page 63 of the prospectus.

Executive Compensation, page 60

4.	Pursuant to Item 402(c) of Regulation S-B, please provide a narrative description of the material factors necessary to an understanding of the compensation paid to Mr. Strong for 2006.

Additional disclosure has been added on pages 64 and 65 of the prospectus relating to the compensation paid to Mr. Strong for 2006.

Employment Agreement, page 60

5.	Please disclose when the current agreement with Mr. Strong began.

The requested disclosure has been added to page 65 of the prospectus.

David S. Lyon
US Securities and Exchange Commission
April 27, 2007

6.	Please revise to describe, with quantification, the principle terms of the current employment agreement with Mr. Strong. See Item 402(c)(1).

The requested disclosure of principal terms of the employment agreement with Mr. Strong has been added on page 65 of the prospectus.

Transactions With Related Persons, page 63

7.	Please clarify whether loans made to trustees and officers that are referenced in the first paragraph are on terms more favorable than those made to ordinary borrowers. If they are, provide the information required by Item 404(a) of Regulation S-B and, in particular, Item 404(a)(5).

The disclosure on page 68 of the prospectus has been revised to clarify that the loans are made on substantially the same terms as loans to persons not related to the bank as provided by Instruction 4(a) 4(c)(ii) to Item 404(a) of Regulation S-B.

Proposed Purchases of Common Stock By Management, page 64

8.	Please disclose that purchases by officers and directors are being made for investment purposes only and not with a view towards resale.

The requested disclosure regarding purchases by officers and directors has been added on page 69 of the prospectus.

Exhibit 8.1

9.	Please clarify, if correct, that the representation letter includes factual information only.

We hereby confirm that the representation letter includes factual information only and Exhibit 8.1 has been revised accordingly.

Closing Comments

        The closing comments are noted.

* * *

        We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

David S. Lyon
US Securities and Exchange Commission
April 27, 2007

        As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/Eric M. Marion Eric M. Marion

cc:	Robert T. Strong Raymond A. Tiernan